UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 02 December 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Issued by Harmony Gold
Mining Company Limited
2 December 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Various presentations on Harmony’s Papua New Guinean (PNG) assets to be shared at the PNG Mining and Petroleum Investment Conference in Sydney
Johannesburg: Tuesday, 2 December 2014: Harmony Gold Mining Company Limited (“Harmony” or “the Company”) wishes to advise that various presentations on its assets and projects in PNG, will be given at the 13th PNG Mining and Petroleum Investment Conference in Sydney today. One presentation will cover Harmony’s wholly owned PNG assets and two presentations will be on the jointly owned assets with its joint venture partner. The presentations are available on the Company’s website at https://www.harmony.co.za/investors.
Progress of the optimised pre-feasibility study (PFS) on the Golpu project is on track for completion and submission to both joint venture partners’ boards by mid December 2014. Further information on the project will be released as and when board approval of the PFS has been obtained.
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 2, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director